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                                             File No. 70-9373


               SECURITIES AND EXCHANGE COMMISSION

                     Washington, DC  20549


                       AMENDMENT NO. 3 TO

                            FORM U-1

                   APPLICATION OR DECLARATION

                             UNDER

         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                   THE POTOMAC EDISON COMPANY
                     10435 DOWNSVILLE PIKE
                   HAGERSTOWN, MD 21740-1766

(Name of company or companies filing this statement and addresses of principal executive offices)


                     Allegheny Energy, Inc.

 (Name of top registered holding company parent of each applicant or declarant)


                         Thomas K. Henderson, Esq.
                         Vice President
                         Allegheny Energy, Inc.
                         10435 Downsville Pike
                         Hagerstown, MD  21740-1766

             (Name and address of agent for service)


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     The Potomac Edison Company hereby amends Item 2 as follows:

     2.   Fees, Commissions and Expenses

          (i) Up to $1,000 in expenses in connection with the

preparation of this Application or Declaration, and (ii) up to

$250,000 in connection with exploration of the formation of the JV.

          None of such fees, commissions or expenses are to be

paid to any associate company or affiliate of the Applicant or any affiliate of any such associate company except for legal,

financial and other services to be performed at cost by Allegheny

Power Service Corporation.



     In addition, the Company hereby amends Item 6 as follows,

and files Exhibit F - Opinion of Counsel.



     6.   Exhibits and Financial Statements


          (a)       Exhibits

                    B-1 Letter from Maryland Governor Parris Glendening (filed previously)

                    B-2 Letter from Maryland Department of Business and Economic Development (filed previously)

                    B-3 Letter from Hagerstown-Washington County Economic Development Commission (filed previously)

                    F       Opinion of Counsel
                    H       Form of Notice (filed previously)


                                   THE POTOMAC EDISON COMPANY


                                   By:  /s/ Kathy L. Mitchell
                                        Kathy L. Mitchell
                                        Counsel

DATE:  March 24, 1999